Exhibit 10.3

August 12, 2020

Sandesh Seth

275 Madison Avenue, Suite 702
New York, NY 10016

Dear Mr. Seth:

On behalf of Actinium Pharmaceuticals, Inc. (the “Company”), I am pleased to provide you with this contract (the “Agreement”) related to your position as Chief Executive Officer and Chairman of the Board of the Company. This Agreement replaces your employment agreement with the Company dated August 8, 2018 (“Prior Agreement”). This Agreement sets forth the terms related to your position as Chief Executive Officer and Chairman of the Board of the Company.

1.  Position. The terms of your position with the Company are as set forth below:

(a)  You shall serve as Chief Executive Officer and Chairman of the Board of the Company with such responsibilities, duties and authority as are assigned to you by the Board of Directors (the “Board”), or its designee. These responsibilities shall include implementation of the overall direction of the Company as agreed to with the Board, including, strategic planning, corporate policies, research and development, staffing, finance, commercial, business development and all aspects of company operations. You shall perform such other duties and shall have authority consistent with your position.

(b)  You agree to devote your best efforts to advance the interests of the Company and to discharge adequately your duties hereunder. Nothing herein shall prohibit you from being an investor in another company such as a member of a limited liability company, a general or limited partner of a limited partnership or a stockholder of a corporation, or accepting or continuing in any advisory, or board position with any other for-profit or non-profit entity, so long as such activities are not in direct competition with the Company’s business nor interfere with the duties of your position with the Company.

2.  Compensation. The Board shall review the amount of your base salary and performance bonus, and shall determine the appropriate adjustments to each component of your compensation each calendar year as specified below. As has been customary, the services of an independent compensation consultant shall be utilized to determine the relevant benchmark companies and provide the market data which the Board shall use as reference materials in setting compensation in addition to other parameters including overall company performance.

(a)  Base Salary. Each calendar year the Board will review your base salary and make appropriate adjustments as needed and make its best efforts to accomplish such review within the first calendar quarter. In doing so, the Board will seek to adjust your base fee is to be competitively aligned to a range between the 25th (twenty-fifth) and 75th (seventy-fifth) percentile of the relevant market data of Chief Executive Officer positions of similarly situated publicly traded Biotech companies provided however, that such adjustment does not represent a reduction in base salary.

(b)  Performance Bonus. You shall be entitled to participate in a Company annual bonus program for each calendar year of your employment period, which shall be established by the Board pursuant to which the Board shall award bonuses to you, based upon the achievement of written individual and corporate objectives such as the Board shall determine in consultation and agreement with you. Upon the attainment of such performance objectives, in addition to your salary, you shall be entitled to a cash bonus in an amount to be determined by the Board with a target of fifty percent (50%) of your annual base salary as well as any multiplier that may be deemed appropriate taking into consideration individual contributions, overall company performance and other industry related benchmarks based on relevant benchmark companies and market data. The Board shall make its best efforts to determine, award and have the Company pay out such bonus, if applicable, in the first calendar quarter of the annual period for which the bonus is awarded.

(c) Stock Option Grant. From time to time the Board may grant you an option to purchase common shares of the Company (the “Grant”). Unless specified otherwise, the Grant shall be subject to the vesting schedule below.

(i)  Stock Options. Such option will have an exercise price equal to the closing price of the Company’s common stock on the date of Board approval of the Grant, which is equal to fair market value as determined by the Board on the date of the grant (the “Grant Date”).

(ii) Vesting Schedule of the Grant. Two percent (2%) of the Grant shall vest each month from the Grant Date until fully vested in accordance with the provisions of the Company’s Amended and Restated 2013 Stock Plan and 2019 Stock Plan. The term of all option granted under this Agreement will be for 10 years from the Grant Date, subject to your continuing service with the Company. The option will be incentive stock options to the maximum extent allowed by the tax code and will be subject to the terms of the Company’s Amended and Restated 2013 Stock Plan and 2019 Stock Plan and corresponding Stock Option Agreement between you and the Company.

3.  Benefits.

(a)  Benefit Plans. The Company will provide you with the opportunity to participate in the standard benefits plans currently available to other senior executives, including health, disability and life insurance plans. The Company reserves the right to cancel and/or change the benefits plans it offers to its participants at any time, subject to applicable law.

(b) Vacation; Sick Leave. You will be entitled to 20 days paid vacation per year. Vacation may not be taken before it is accrued. You will be entitled to 5 days paid sick leave per year. You may carry over a maximum of 5 days of paid vacation days and 5 days of paid sick leave time vacation and sick leave policy.

(c) Reimbursement of Expenses. You shall be reimbursed for all normal items of travel and entertainment and miscellaneous expenses reasonably incurred by you on behalf of the Company provided such expenses are documented and submitted in accordance with the reimbursement policies in effect from time to time.

4. Confidential Information and Invention Assignment Agreement. You have already executed the Company’s Confidential Information and Invention Assignment Agreement, (the “Confidentiality Agreement”), which remains in effect.

5. Term and Severance. The term of your Chief Executive Officer and Chairman of the Board positions shall be until February 21, 2024, unless terminated earlier as provided herein. If your employment as Chief Executive Officer or Chairman positions are terminated because of your death or Disability, the Company’s only obligation to you shall be to pay your earned, but unpaid, salary (as of the date of termination), benefits and the Pro-Rated Bonus for the year of termination (as defined below) and provide you, if eligible, with the option to elect health coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”); provided that upon termination of your employment due to death, your estate also shall be entitled to receive a single lump sum payment equal to three (3) months of your compensation at the rate in effect as of the date of termination, payable within 30 days of your death. Upon termination of your employment for Cause (as defined below), or your resignation without Good Reason (as defined below), you shall be paid any accrued and unpaid base salary, the Pro-Rated Bonus and benefits through the date of termination and shall have no further rights to any compensation or any other benefits under the Agreement or otherwise.

(a) Termination of Service Other Than for Cause or Resignation for Good Reason (Not in Connection with a Change in Control). If the Company terminates your employment or Chairman position other than for Cause or Disability or death, or if you resign for Good Reason, in any case in circumstances other than those described in Section 5(b), you shall be entitled to the following:

(i)  Subject to Section 6 hereof, a single lump sum payment equal to twenty-four (24) months of your compensation (at the rate in effect as of the date of termination), payable on the first payroll date following the date the Release (as defined in Section 6 hereof) becomes effective and irrevocable in accordance with its terms.

(ii) Subject to Section 6 hereof, continued health benefits for the 24-month period beginning on the date of termination, with such period to run concurrently with any period for which you are eligible to elect health coverage under COBRA. During this continuation period, the Company will subsidize your premiums in an amount equal to what it would have paid toward health insurance premiums for an active employee with similar coverage. Notwithstanding the foregoing, you shall be required to pay any and all service provider premiums associated with COBRA coverage and, if you begin providing services to another service recipient and become covered by such service recipient’s health benefits plan or program, the continued health benefits and Company subsidy provided hereunder shall cease.

(iii) All outstanding equity awards granted to you under the Company’s equity compensation plans shall become immediately vested and exercisable (as applicable) as of the date of such termination, the performance goals with respect to such outstanding performance awards, if any, will deemed satisfied at “target”, and all outstanding and vested Company stock options (including those that vest pursuant to the operation of this paragraph) will remain exercisable for the full duration of their term.

(iv) Subject to Section 6 hereof, a single lump sum payment equal to your annual bonus for the year of termination, assuming that the applicable goals were satisfied at the “target” level, pro-rated based on the number of days in the Company’s fiscal year through (and including) the date of termination (the “Pro-Rated Bonus”), payable on the first payroll date following the date the Release (as defined in Section 6 hereof) becomes effective and irrevocable in accordance with its terms.

(b) Change in Control. If the Company terminates your employment or Chairman position other than for Cause or Disability or death, or if you resign for Good Reason, or if the Company fails to renew your position as Chief Executive Officer and Chairman of the Board on February 21, 2024 under this Agreement and your employment with the Company terminates, in any case during the 12-month period beginning on the date of a Change in Control (as defined in the Company’s 2013 Amended and Restated Stock Plan and 2019 Stock Plan), you shall be entitled to the following:

(i) Subject to Section 6 hereof, a single lump sum payment equal to thirty (30) months of your compensation (at the rate in effect as of the date of termination), payable on the first payroll date following the date the Release (as defined in Section 6 hereof) becomes effective and irrevocable in accordance with its terms.

(ii) Subject to Section 6 hereof, continued health benefits for the 30-month period beginning on the date of termination, with such period to run concurrently with any period for which you are eligible to elect health coverage under COBRA. During this continuation period, the Company will subsidize your premiums in an amount equal to what it would have paid toward health insurance premiums for an active employee with similar coverage. Notwithstanding the foregoing, you shall be required to pay any and all service provider premiums associated with COBRA coverage and, if you begin providing services to another service recipient and become covered by such service recipient’s health benefits plan or program, the continued health benefits and Company subsidy provided hereunder shall cease.

(iii) All outstanding equity awards granted to you under the Company’s equity compensation plans shall become immediately vested and exercisable (as applicable) as of the date of such termination, the performance goals with respect to such outstanding performance awards, if any, will deemed satisfied at “target”, and all outstanding and vested Company stock options (including those that vest pursuant to the operation of this paragraph) will remain exercisable for the full duration of their term.

(iv) Subject to Section 6 hereof, a single lump sum payment equal to Pro-Rated Bonus, payable on the first payroll date following the date the Release (as defined in Section 6 hereof) becomes effective and irrevocable in accordance with its terms.

(c) “Cause” means: (i) your gross negligence and/or willful misconduct (as such terms are generally understood and applied to the performance of an executive) in the performance of your material duties with respect to the Company as determined, in each case, by a court of competent jurisdiction not subject to further appeal or a final arbitration award, as provided hereunder; (ii) the conviction by you of a crime constituting a felony, or (iii) you shall have committed any material act of malfeasance, dishonesty or breach of fiduciary duty against the Company, for which you shall have a thirty (30) day cure period following notice thereof from the Company (except for a conviction pursuant to subsection (ii), for which there shall be no cure period).

(d) “Good Reason” means: (i) the Company’s material breach any of its obligations under this Agreement; (ii) a material reduction of your base salary or target bonus opportunity; (iii) a material change to the title, scope of your work; (iv) an abandonment of, or fundamental change in, the primary business or primary products of the Company; (v) the termination, elimination of your duties as Chief Executive Officer or director or Chairman of the Board of the Company, other than for Cause or voluntary resignation; (vi) the appointment of a new Chief Executive Officer or Chairman of the Board, or person performing similar duties; or (vii) the Company’s regular requirement that you perform services in or relocate to a location that is outside New York City. A termination will not be deemed to be for Good Reason unless the Company does not cure within 30 days after receipt of written notice from you specifying the Good Reason and referring to your right to resign for Good Reason. Any resignation for Good Reason will be effective immediately upon your giving notice of your resignation for Good Reason to the Company, conditioned upon your having provided proper notice of Good Reason and time to cure in accordance with this provision.

(e) “Disability” means that (i) you have been unable, for a period of 180 consecutive business days, to perform your duties under this Agreement, as a result of physical or mental illness or injury, and (ii) a physician selected or approved by the Company has determined that it is either not possible to determine when such inability to perform will cease or that it appears probable that such inability will be permanent during the remainder of your life.

(f) Mitigation. In the event that you are entitled to severance pursuant to this Agreement, you have no duty to mitigate and your severance will not be reduced for any reason.

6. Release. Notwithstanding anything contained herein to the contrary, the Company shall not be obligated to provide any severance payment or benefit under Sections 5(a)(i), 5(a)(ii), 5(a)(iv), 5(b)(i), 5(b)(ii), or 5(b)(iv) hereof unless: (a) you or your legal representative first executes within 50 calendar days after the date of presentment a release of claims agreement in the form as to be provided by the Company (the “Release”) and substantially similar to the form of Release attached hereto as Exhibit A, (b) you do not revoke the Release, and (c) the Release becomes effective and irrevocable in accordance with its terms. The Company shall provide the Release to you for your review within ten (10) days of the date of termination.

7. Non-Solicitation. You agree that during the term of your employment with the Company, and for a period of 24 months following the cessation of employment with the Company for any reason or no reason, you shall not directly or indirectly solicit, induce, recruit or encourage any of the Company’s employees or consultants to terminate their relationship with the Company, or attempt any of the foregoing, either for yourself or any other person or entity. For a period of 24 months following cessation of your employment with the Company for any reason or no reason, you shall not attempt to negatively influence any of the Company’s clients or customers from purchasing Company products or services or to solicit or influence or attempt to influence any client, customer or other person either directly or indirectly, to direct his or its purchase of products and/or services to any person, firm, corporation, institution or other entity in competition with the business of the Company.

8. Arbitration. Any dispute or claim arising out of or in connection with your employment with the Company (except with regard to enforcement of the Confidentiality Agreement) will be finally settled by arbitration in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association by one arbitrator appointed in accordance with said rules. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The parties agree that this Agreement evidences a transaction involving interstate commerce and that the operation, interpretation and enforcement of this arbitration provision, the procedures to be used in conducting an arbitration pursuant to this arbitration provision, and the confirmation of any award issued to either party by reason of such arbitration, is governed exclusively by the Federal Arbitration Act, 9 U.S.C. § 21 et seq. Notwithstanding the foregoing, the parties may apply to any court of competent jurisdiction for preliminary or interim equitable relief, or to compel arbitration in accordance with this paragraph, without breach of this arbitration provision. The Company shall pay all fees and expenses for the arbitration itself; provided that the cost of the arbitrator will be equally divided between the parties. The Company will pay your legal fees, provided that, if you substantially do not prevail, the Company shall be reimbursed for your reasonable legal fees.

9. Indemnification. Effective August 7, 2015, you have entered into an Indemnification Agreement with the Company. This agreement shall still remain in effect.

10. Section 280G. In the event it shall be determined that any payment or distribution by the Company to or for your benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (the “Total Payments”), is or will be subject to the excise tax (the “Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then the Total Payments shall be reduced to the maximum amount that could be paid to you without giving rise to the Excise Tax (the “Safe Harbor Cap”), if the net after-tax benefit to you after reducing your Total Payments to the Safe Harbor Cap is greater than the net after-tax (including the Excise Tax) benefit to you without such reduction. The reduction of the amounts payable hereunder, if applicable, shall be made by reducing such payment that trigger the Excise Tax in the following order: (i) reduction of cash payments, (ii) cancellation of accelerated vesting of performance-based equity awards (based on the reverse order of the date of grant), (iii) cancellation of accelerated vesting of other equity awards (based on the reverse order of the date of grant), and (iv) reduction of any other payments due to you (with benefits or payments in any group having different payment terms being reduced on a pro-rata basis). All mathematical determinations, and all determinations as to whether any of the Total Payments are “parachute payments” (within the meaning of Section 280G of the Code), that are required to be made under this paragraph, including determinations as to whether the Total Payments to you shall be reduced to the Safe Harbor Cap and the assumptions to be utilized in arriving at such determinations, shall be made at the Company’s expense by the Company’s then current independent auditors, or such other nationally recognized accounting firm selected by the Committee prior to the relevant change in control transaction.

11.  Section 409A.

(a) In General. It is the Company’s intent that this Agreement be exempt from the application of, or otherwise comply with, the requirements of Section 409A of the Code (“Section 409A”). Specifically, any taxable benefits or payments provided under this Agreement are intended to be separate payments that qualify for the “short-term deferral” exception to Section 409A to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the involuntary separation pay exceptions to Section 409A, to the maximum extent possible. If neither of these exceptions applies, and if you are a “specified employee” within the meaning of Section 409A, then notwithstanding any provision in this Agreement to the contrary and to the extent required to comply with Section 409A, all amounts that would otherwise be paid or provided to you during the first six (6) months following your date of termination shall instead be accumulated through and paid or provided (without interest) on the first business day following the six-month anniversary of the date of termination. If the period during which the Release must become effective and irrevocable in accordance with its terms spans two calendar years, then, to the extent required to comply with Section 409A, any payment to be made under this Agreement will commence on the first payroll date that occurs in the second calendar year and after the Release has become effective and irrevocable in accordance with its terms. Further, to the extent required to comply with Section 409A: (i) the amount of any expense reimbursement to which you may be entitled hereunder during a calendar year will not affect the amount of reimbursements to be provided in any other calendar year; (ii) your right to receive reimbursement of an eligible expense hereunder is not subject to liquidation or exchange for another benefit; and (iii) provided that the requisite documentation is submitted, the Company will reimburse your eligible expenses on or before the last day of the calendar year following the calendar year in which the expense was incurred.

(b) Separation from Service. A termination of service shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits subject to Section 409A upon or following a termination of service unless such termination is also a “separation from service” within the meaning of Section 409A and you are no longer providing services (at a level that would preclude the occurrence of a “separation from service” within the meaning of Section 409A) to the Company or its affiliates as an employee or consultant, and for purposes of any such provision of this Plan, references to a “termination,” “termination of employment” or like terms shall mean “separation from service” within the meaning of Section 409A.

12. Attorneys’ Fees. Should either party hereto, or any heir, personal representative, successor or assign of either party hereto, resort to legal proceedings in connection with this Agreement, the party or parties prevailing in such legal proceedings shall be entitled, in addition to such other relief as may be granted, to recover its or their reasonable attorneys’ fees and costs in such legal proceedings from the non-prevailing party or parties.

13. Assistance in Litigation. You shall, during and after termination of employment, upon reasonable notice, furnish such information and proper assistance to the Company as may reasonably be required by the Company in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become a party; provided, however, that such assistance following termination shall be furnished at mutually agreeable times and for mutually agreeable compensation.

14. Miscellaneous. This Agreement, together with the Confidentiality Agreement, and Indemnification Agreement sets forth the terms of your employment with the Company and supersedes any prior representations or agreements, whether written or oral. This Agreement may not be modified or amended except by a written agreement, signed by the Company and by you. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will be lessened or reduced to the extent possible or will be severed and will not affect any other provision and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein. This Agreement will be governed by New York law without reference to rules of conflicts of law. All notices, requests, demands and other communications called for hereunder shall be in writing and shall be deemed given (i) on the date of delivery if delivered personally, (ii) one (1) day after being sent by a well established commercial overnight service, (iii) three (3) days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the parties or their successors at the following addresses, or at such other addresses as the parties may later designate in writing, (iv) upon confirmation of facsimile transfer, if sent by facsimile or (v) upon confirmation of delivery when directed to the electronic mail address set forth below, if sent by electronic mail:

If to the Company:	275 Madison Avenue, Suite 702
New York, NY 10016

If to you:	Sandesh Seth
275 Madison Avenue, Suite 702
New York, NY 10016

15. Withholding of Taxes. The Company may withhold from any amounts payable under this Agreement all federal, state, city or other taxes as the Company may be required to withhold pursuant to any law or government regulation or ruling.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below.

Very truly yours,	ACCEPTED AND AGREED:

ACTINIUM PHARMACEUTICALS, INC.	SANDESH SETH

By:
David Nicholson
Chairman Compensation Committee

Dated: August 12, 2020	Dated: August 12, 2020

EXHIBIT A

RELEASE OF CLAIMS

FOR AND IN CONSIDERATION OF the payments and benefits (the “Separation Benefits”) to be provided to me in connection with the separation of my relationship with the Company, in accordance with the Agreement between Actinium Pharmaceuticals, Inc. (the “Company”) and me dated as August 12, 2020 (the “Agreement”), which Separation Benefits are conditioned on my signing this Release of Claims (“Release”) and which I will forfeit unless I execute and do not revoke this Release of Claims, I, on my own behalf and on behalf of my heirs and estate, voluntarily, knowingly and willingly release and forever discharge the Company, its subsidiaries, affiliates, parents, and stockholders, together with each of those entities’ respective officers, directors, stockholders, employees, agents, fiduciaries and administrators (collectively, the “Releasees”) from any and all claims and rights of any nature whatsoever which I now have against them up to the date I execute this Release, whether known or unknown, suspected or unsuspected. This Release includes, but is not limited to, any rights or claims relating in any way to my employment or consulting relationship with the Company or any of the other Releasees or the termination thereof, any contract claims (express or implied, written or oral), including, but not limited to, the Agreement, or any rights or claims under any statute, including, without limitation, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Older Workers’ Benefit Protection Act, the Rehabilitation Act of 1973 (including Section 504 thereof), Title VII of the 1964 Civil Rights Act, the Civil Rights Act of 1866 (42 U.S.C. § 1981), the Civil Rights Act of 1991, the Equal Pay Act, the National Labor Relations Act, the Worker Adjustment and Retraining Notification Act, the Family Medical Leave Act, the Lilly Ledbetter Fair Pay Act, the Genetic Information Non-Discrimination Act, the New York State Human Rights Law, the New York City Human Rights Law, and the Employee Retirement Income Security Act of 1974, all as amended, and any other federal, state or local law. This Release specifically includes, but is not limited to, any claims based upon the right to the payment of wages, incentive and performance compensation, bonuses, equity grants, vacation, pension benefits, 401(k) Plan benefits, stock benefits or any other employee benefits, or any other rights arising under federal, state or local laws prohibiting discrimination and/or harassment on the basis of race, color, age, religion, sexual orientation, religious creed, sex, national origin, ancestry, alienage, citizenship, nationality, mental or physical disability, denial of family and medical care leave, medical condition (including cancer and genetic characteristics), marital status, military status, gender identity, harassment or any other basis prohibited by law.

As a condition of the Company entering into this Release, I further represent that I have not filed against the Company or any of the other Releasees, any complaints, claims or lawsuits with any arbitral tribunal, administrative agency, or court prior to the date hereof, and that I have not transferred to any other person any such complaints, claims or lawsuits. I understand that by signing this Release, I waive my right to any monetary recovery in connection with a local, state or federal governmental agency proceeding and I waive my right to file a claim seeking monetary damages in any arbitral tribunal, administrative agency, or court. This Release does not: (i) prohibit or restrict me from communicating, providing relevant information to or otherwise cooperating with the U.S. Equal Employment Opportunity Commission or any other governmental authority with responsibility for the administration of fair employment practices laws regarding a possible violation of such laws or responding to any inquiry from such authority, including an inquiry about the existence of this Release or its underlying facts, or (ii) require me to notify the Company of such communications or inquiry. Furthermore, notwithstanding the foregoing, this Release does not include and will not preclude: (a) rights or claims to vested benefits under any applicable retirement and/or pension plans; (b) rights under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”); (c) claims for unemployment compensation; (d) rights to defense and indemnification, if any, from the Company for actions or inactions taken by me in the course and scope of my employment with the Company and its parents, subsidiaries and/or affiliates; (e) any rights I may have to obtain contribution as permitted by law in the event of entry of judgment against the Company as a result of any act or failure to act for which I and the Company are held jointly liable; (f) the right to any equity awards that vested prior to or because of the termination of my employment, and/or (g) any actions to enforce the Agreement.

Nothing herein shall be construed to limit my right to (1) respond accurately and fully to any question, inquiry or request for information when required by legal process; or (2) disclose information to regulatory bodies. I understand that I am not required to contact the Company before engaging in such communications.

I acknowledge that, in signing this Release, I have not relied on any promises or representations, express or implied, other than those that are set forth expressly herein or in the Agreement and that are intended to survive separation from employment, in accordance with the terms of the Agreement.

I further acknowledge that:

1. I first received this Release on the date of the Agreement to which it is attached as Exhibit A;

2. I understand that, in order for this Release to be effective, I may not sign it prior to the date of my separation of employment with the Company but that if I wish to receive the Separation Benefits, I must sign and return this Release within [21/45] days of its presentation to me after my termination of employment;

3. I have carefully read and understand this Release;

4. The Company advised me to consult with an attorney and/or any other advisors of my choice before signing this Release;

5. I understand that this Release is LEGALLY BINDING and by signing it I give up certain rights;

6. I have voluntarily chosen to enter into this Release and have not been forced or pressured in any way to sign it;

7. I acknowledge and agree that the Separation Benefits are contingent on execution of this Release, which releases all of my claims against the Company and the Releasees, and I KNOWINGLY AND VOLUNTARILY AGREE TO RELEASE the Company and the Releasees from any and all claims I may have, known or unknown, in exchange for the benefits I have obtained by signing, and that these benefits are in addition to any benefit I would have otherwise received if I did not sign this Release;

8. I have seven (7) days after I sign this Release to revoke it by notifying the Company in writing. The Release will not become effective or enforceable until the seven (7) day revocation period has expired;

9. This Release includes a WAIVER OF ALL RIGHTS AND CLAIMS I may have under the Age Discrimination in Employment Act of 1967 (29 U.S.C. §621 et seq.); and

10. This Release does not waive any rights or claims that may arise after this Release becomes effective, which is seven (7) days after I sign it, provided that I do not exercise my right to revoke this Agreement.

Intending to be legally bound, I have signed this Release as of the date written below.

Signature:	Date Signed:

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